RED VIOLET, INC.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

August 7, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:Red Violet, Inc.

Registration Statement on Form S-3

File No. 333-233025

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Red Violet, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-233025) filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission on or before 4:00 p.m. Eastern Time, Friday, August 9, 2019, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP, by calling Michael Francis at (305) 982-5581.

Very truly yours,

RED VIOLET, INC.

By:	/s/ Daniel MacLachlan
Name:	Daniel MacLachlan
Title:	Chief Financial Officer